ANGLO AMERICAN

07025189

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SUPPL

3 July, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 14 Jun – 3 Jul 07

Director/PDMR intererests

- SIP – 29 Jun 07
- B R Beamish – ESOS 20 Jun 07
- D A Hathorn – 29 Jun 07

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Other

- Total Voting Rights AA plc – 2 Jul 07
- Shareholder approval for demerger of Mondi group – 26 Jun 07
- Cloe period share repurchae – 28 Jun 07
- Mondi demerger – 3 Jul 07

For and on behalf of Anglo American plc

Yours faithfully

Catherine Marshall

C Marshall

Companies Secretary

Encs

Jlw 7/13

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN

News Release

3 July 2007

Anglo American plc
Completion of the demerger of Mondi Group

Anglo American plc ("Anglo American") and Mondi Group ("Mondi") are pleased to announce the completion of the demerger of Mondi from Anglo American, effective at 12.30 a.m. (1.30 a.m. South African time) on Tuesday, 3 July 2007. Mondi is now held by way of a dual listed company structure comprising Mondi plc ("MPLC") and Mondi ltd ("MLTD"). Ordinary shares in MPLC ("MPLC Ordinary Shares") have been admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange. In addition, the JSE Limited ("JSE") has granted a secondary listing to MPLC by way of admission of MPLC Ordinary Shares to the JSE. Ordinary shares in MLTD have been admitted to the JSE.

Following the Court approval of the MPLC reduction of capital on Monday, 2 July 2007, all MPLC and MLTD conditional trades executed on Monday, 2 July 2007 are being settled on a normal basis.

Anglo American +44 20 7968 8888
Charles Gordon

Mondi +44 1932 826300
Paul Hollingworth
Mervyn Walker

Goldman Sachs International **+44 (0)20 7774 1000**
Simon Dingemans
Dominic Lee

UBS **+44 (0)20 7567 8000**
James Hartop
Nimesh Patel

Financial Dynamics
Richard Mountain +44 (0)20 7269 7121
Louise Brugman +27 11 214 2415 / +27 83 504 1186

Notes to the Editors

This press release has been issued by and is the sole responsibility of Anglo American and Mondi.

Goldman Sachs International which is regulated in the United Kingdom by the FSA, UBS Limited and UBS South Africa (Proprietary) Limited are acting exclusively for Anglo American plc and the Mondi Group and no one else in connection with the proposed Demerger and Admission and will not be responsible to anyone else for providing the protections afforded to respective customers of Goldman Sachs International, UBS Limited and UBS South Africa (Proprietary) Limited or for providing advice in relation to the proposed Demerger and Admission or the contents of this announcement.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

This press release does not comprise listing particulars or a prospectus relating to Anglo American, MLTD or MPLC and does not constitute an offer or invitation to purchase or subscribe for any securities of Anglo American, MLTD or MPLC and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This press release does not constitute a recommendation regarding the securities of Anglo American or MLTD or MPLC.

This announcement does not constitute a recommendation concerning the Demerger, and should not be construed as legal, business, tax or investment advice. The value of shares can go down as well as up. Past performance is not a guide to future performance. Shareholders should consult a professional adviser as to the suitability of the Demerger for the individual concerned.

None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares will be, or is required to be, registered under the US Securities Act of 1933, as amended. None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares referred to in this announcement have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

The distribution of this document in jurisdictions other than the United Kingdom or the Republic of South Africa may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Shareholders receiving MLTD Ordinary Shares and/or MPLC Ordinary Shares do so on the basis that they expressly acknowledge, agree and represent to Mondi that they receive those Mondi Ordinary Shares for their own account and not with the intention to resell or distribute those shares within Australia within 12 months from the date of their issue, unless the sale is pursuant to an offer that does not need disclosure in accordance with the requirements of section 708 or 708A of the Australian Corporations Act 2001 (Cth).

This document and its distribution and the offering and receiving of the MLTD Ordinary Shares and/or MPLC Ordinary Shares do not constitute an offering of securities to the public in the Republic of Italy.

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 2 July 2007, an independent company purchased 266,392 ordinary shares of the Company at prices between £29.55 and £31.18 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 345,617 of its ordinary shares on 2 July 2007 at prices between £29.00 and £30.88 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 66,497,593 ordinary shares in treasury, and has 1,336,410,914 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 70,874,855 ordinary shares, representing 5.30 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 July 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 29 June 2007:

- it had 1,541,657,700 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 72,694,480 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,468,963,220.

The total voting rights figure (1,468,963,220) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
2 July 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 29 June 2007:

1. 6,883 Shares were allocated to employee participants as matching shares.

2. The following executive director / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £28.83 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	5 shares
R J King	(PDMR)	4 shares
R Médori	(director)	5 shares
D Weston	(PDMR)	4 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
29 June 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' Interests

The Company announces that it was notified today by Mr D A Hathorn, an Executive Director of the Company, of the following transactions that took place on 28 June 2007:

- Mr Hathorn sold 5,000 Anglo American plc Ordinary shares (the "Shares") held by the Barland Trust at a price of £29.09 per Share; and
- Mr Hathorn sold 1,046 Shares at a price of ZAR416 per share.

Accordingly, Mr Hathorn's beneficial interest in Shares has decreased by 6,046.

As previously announced, Mr Hathorn will step down from the board of the Company upon the demerger of the Mondi group which is expected to be effected on Monday 2 July 2007.

The notification of these transactions is to satisfy the Company's obligations under both the Companies Act and the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
29 June 2007

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN

Registered number: 3564138

Close Period share repurchase programme

Anglo American plc announces arrangements to continue the purchases of shares in the Company during its close period

Anglo American plc (the "Company") announces that agreements have been entered into in relation to the purchases of its shares by the Company and by an independent company to be funded by a wholly owned overseas subsidiary of the Company during its close period, which commences on 1 July 2007 and ends on 3 August 2007, when the Company's results are scheduled to be published. The mandate in the agreements is for an irrevocable, non-discretionary programme to purchase the Company's shares.

Any purchases will be effected within certain pre-set parameters, within the limits of the programme and at prices per share which will be no more than the higher of the price of the last independent trade in such shares and the highest current independent bid for such shares. Purchases of the Company's shares under these arrangements will be announced in keeping with existing regulations governing UK corporate share repurchases.

The Company confirms that it currently has no information which is not generally available and which, if generally available, would be likely to have a significant effect on the price of the Company's ordinary shares.

Nicholas Jordan
Company Secretary
Anglo American plc

28 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 26 June 2007, an independent company purchased 332,000 ordinary shares of the Company at prices between £29.46 and £29.71 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 700,000 of its ordinary shares on 26 June 2007 at prices between £29.87 and £29.45 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 72,694,480 ordinary shares in treasury, and has 1,468,963,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 77,591,719 ordinary shares, representing 5.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that on 25 June 2007, an independent company purchased 190,000 ordinary shares of the Company at prices between £29.42 and £29.73 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 1,000,000 of its ordinary shares on 25 June 2007 at prices between £29.33 and £30.03 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 71,994,480 ordinary shares in treasury, and has 1,469,663,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 77,259,719 ordinary shares, representing 5.26 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 June 2007

ANGLO AMERICAN

News Release

26 June 2007

Anglo American plc
Shareholder approval for demerger of the Mondi Group

Anglo American plc ("Anglo American") announces that at an Extraordinary General Meeting of holders of its existing ordinary shares ("Existing Anglo American Ordinary Shares") held yesterday to approve the demerger and public listing of its paper and packaging subsidiary, Mondi Group ("Mondi") (the "Demerger") and a share consolidation of Existing Anglo American Ordinary Shares, all of the proposed resolutions were duly passed by the requisite majorities.

Following the receipt of shareholder approval, if the reduction of capital of Mondi plc (the "MPLC Reduction of Capital") is approved by the High Court of Justice of England and Wales (the "Court") on 2 July 2007, Mondi will be demerged as a dual-listed company structure, comprising Mondi Limited ("MLTD"), a South African incorporated company holding Mondi's African assets, and Mondi plc ("MPLC"), a UK incorporated company holding Mondi's non-African assets. If the Demerger becomes effective, holders of ordinary shares in Anglo American will receive both ordinary shares in MLTD ("MLTD Ordinary Shares") and ordinary shares in MPLC ("MPLC Ordinary Shares") in proportion to their holdings of Existing Anglo American Ordinary Shares.

Immediately following the Demerger, there will be a consolidation of Existing Anglo American Ordinary Shares (the "Anglo American Share Consolidation").

Following the Demerger and Anglo American Share Consolidation, for every 100 Existing Anglo American Ordinary Shares held, Shareholders will receive:

- 25 MPLC Ordinary Shares;
- 10 MLTD Ordinary Shares or MLTD depository interests; and
- 91 New Anglo American Ordinary Shares.

For information, the results of the voting were as follows:

Resolution	Total votes cast	Votes in favour (as a percentage of the votes cast)	Votes against (as a percentage of the votes cast)	Abstentions (as a percentage of the votes cast)
1. To amend clauses in the Articles of Association to allow a dividend *in specie*, closure of the branch register and suspension of transfers between the principal register and branch register	951,140,246	949,892,477 (99.87%)	21,034 (0.00%)	1,226,735 (0.13%)
2. To approve the Demerger (including authorising the payment of a dividend *in specie*; approving the Demerger Agreement, the Indemnity Agreement and the Tax Agreement and generally authorising the directors of Anglo American in connection with the Demerger)	951,139,178	949,867,298 (99.87%)	37,331 (0.00%)	1,234,549 (0.13%)
3. To approve the Anglo American Share Consolidation	951,140,246	949,887,725 (99.87%)	36,508 (0.00%)	1,216,013 (0.13%)
4. To approve the MPLC Reduction of Capital	951,140,246	949,881,756 (99.87%)	38,122 (0.00%)	1,220,368 (0.13%)
5. To approve the consolidation of MPLC's share capital (the "MPLC Share Consolidation")	951,140,246	949,885,139 (99.87%)	38,108 (0.00%)	1,216,999 (0.13%)
6. To authorise Anglo American to make market purchases of its shares	951,140,246	936,447,331 (98.46%)	14,531,996 (1.53%)	160,919 (0.02%)

Copies of the resolutions passed at the Anglo American Extraordinary General Meeting have been submitted to the UKLA and will shortly be available for inspection by the public during normal business hours any weekday (public holidays excepted) at the UKLA's Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf

London E14 5HS

The expected timetable to achieve the Demerger is as below:

29 June 2007 - Last day of dealings in Existing Anglo American Ordinary Shares *cum* entitlement to the Demerger Dividend

12.01 a.m. on 2 July 2007 - Record Time for entitlement to the Demerger Dividend and Anglo American Share Consolidation

12.30 a.m. on 2 July 2007- Effective time and date of Demerger Dividend

8.00 a.m. (9.00 a.m. South African time) on 2 July 2007 - Listing of and commencement of dealings in the New Anglo American Ordinary Shares on the LSE and JSE (*ex* entitlement to the Demerger Dividend)

8.00 a.m. (9.00 a.m. South African time) on 2 July 2007- Commencement of conditional dealings in MPLC Ordinary Shares on the LSE and of MPLC Ordinary Shares and MLTD Ordinary Shares on the JSE

10.00 a.m. on 2 July 2007 - Court hearing to confirm MPLC Reduction of Capital

4.00 p.m. on 2 July 2007 - Effective time and date of MPLC Share Consolidation

8.00 a.m. (9.00 a.m. South African time) on 3 July 2007 – Listing of and commencement of dealings in MPLC Ordinary Shares on the LSE and MPLC Ordinary Shares and MLTD Ordinary Shares on the JSE (together, "Admission")

5.00 p.m. (South African time) on 6 July 2007 – JSE Record Time for holders of Existing Anglo American Ordinary Shares held in uncertificated form via the Strate system.

Conditional dealings in MPLC Ordinary Shares and MLTD Ordinary Shares will commence at 8.00 a.m. (9.00 a.m. South African time) on Monday, 2 July 2007 until Admission. If the Court approves the MPLC Reduction of Capital on Monday 2 July, all MPLC and MLTD conditional trades executed on Monday 2 July will be settled on a normal basis. If the MPLC Reduction of Capital and Admission does not occur by 8.00 a.m. (9.00 a.m. South African time) on Tuesday, 3 July 2007, all conditional dealings will be suspended. If, at 4.00 p.m. (5.00 p.m. South African time) on Tuesday, 3 July 2007, it cannot be confirmed that the MPLC Reduction of Capital and Admission will become effective by 8.01 a.m. (9.01 a.m. South African time) on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect and will be unwound. In the event that Admission does not occur on Tuesday, 3 July, but the MPLC Reduction of Capital subsequently becomes effective, MPLC Ordinary Shares and MLTD Ordinary Shares will be admitted to trading and commence dealing on the day following the MPLC Reduction of Capital becoming effective. In the event that the MPLC Reduction of Capital and Admission does not become effective by 8.01 a.m. (9.01 a.m. South African time) on Friday, 6 July 2007, Anglo American will acquire all the MPLC Ordinary Shares and allot on Monday, 9 July 2007 New Anglo American Ordinary Shares to the MPLC Ordinary Shareholders as consideration.

Shareholders are therefore advised that if the Court does not approve the MPLC Reduction of Capital, it is possible that Shareholders would be unable to trade MLTD Ordinary Shares and MPLC Ordinary Shares (or any New Anglo American Ordinary Shares issued by Anglo American to acquire MPLC Ordinary Shares pursuant to the arrangements set out above) for up to four days.

Anglo American +44 20 7968 8888
Charles Gordon

Mondi +44 1932 826300
Paul Hollingworth
Mervyn Walker

Goldman Sachs International **+44 (0)20 7774 1000**
Simon Dingemans
Dominic Lee

UBS **+44 (0)20 7567 8000**
James Hartop
Nimesh Patel

Financial Dynamics
Richard Mountain +44 (0)20 7269 7121
Louise Brugman +27 11 214 2415 / +23 83 504 1186

Notes to the Editors

1. Upon the Demerger becoming effective, the Mondi Group will be held by way of a dual listed company structure comprising MLTD and MPLC.

2. The JSE has granted a primary listing to MLTD by way of an introduction of the entire issued ordinary share capital of MLTD, in the "Basic Resources – Forestry and Paper" sector of the JSE List. The JSE has also granted a secondary listing by way of introduction of the entire issued ordinary share capital of MPLC in the "Basic Resources – Forestry and Paper" sector of the JSE List. Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to trading on the London Stock Exchange. MPLC will be included in the "Forestry and Paper" sector of the London Stock Exchange.

3. The Demerger remains conditional upon the approval of the MPLC Reduction of Capital by the Court at the hearing at 10.00 a.m. on Monday, 2 July 2007. (As mentioned in the Circular, another of the conditions is the giving of clearances by HM Revenue and Customs. At the time of printing the Circular, the clearances already given on the basis of advanced proposals for the Demerger were in the process of being refreshed to reflect minor changes to the proposals. Updated clearances have now been obtained.)

The information in this announcement should be read in conjunction with the full text of the Prospectus and Circular. Terms used in this press release but not defined herein have the meaning given to them in the circular to Shareholders published on 1 June 2007 **(the "Circular")**.

This press release has been issued by and is the sole responsibility of Anglo American.

Goldman Sachs International which is regulated in the United Kingdom by the FSA, UBS Limited and UBS South Africa (Proprietary) Limited are acting exclusively for Anglo American plc and the Mondi Group and no one else in connection with the proposed Demerger and Admission and will not be responsible to anyone else for providing the protections afforded to respective customers of Goldman Sachs International, UBS Limited and UBS South Africa (Proprietary) Limited or for providing advice in relation to the proposed Demerger and Admission or the contents of this announcement.

This press release does not comprise listing particulars or a prospectus relating to Anglo American, MLTD or MPLC and does not constitute an offer or invitation to purchase or

subscribe for any securities of Anglo American, MLTD or MPLC and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This press release does not constitute a recommendation regarding the securities of Anglo American or MLTD or MPLC.

This announcement does not constitute a recommendation concerning the Demerger, and should not be construed as legal, business, tax or investment advice. The value of shares can go down as well as up. Past performance is not a guide to future performance. Shareholders should consult a professional adviser as to the suitability of the Demerger for the individual concerned.

None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares will be, or is required to be, registered under the US Securities Act of 1933, as amended. None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the New Anglo American Ordinary Shares referred to in this announcement have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

The distribution of this document in jurisdictions other than the United Kingdom or the Republic of South Africa may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Shareholders receiving MLTD Ordinary Shares and/or MPLC Ordinary Shares do so on the basis that they expressly acknowledge, agree and represent to Mondi that they receive those Mondi Ordinary Shares for their own account and not with the intention to resell or distribute those shares within Australia within 12 months from the date of their issue, unless the sale is pursuant to an offer that does not need disclosure in accordance with the requirements of section 708 or 708A of the Australian Corporations Act 2001 (Cth).

This document and its distribution and the offering and receiving of the MLTD Ordinary Shares and/or MPLC Ordinary Shares do not constitute an offering of securities to the public in the Republic of Italy.

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 400,000 of its ordinary shares on 22 June 2007 at prices between £30.25 and £30.77 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 70,994,480 ordinary shares in treasury, and has 1,470,663,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 600,000 of its ordinary shares on 21 June 2007 at prices between £30.29 and £31.21 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 70,594,480 ordinary shares in treasury, and has 1,471,063,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 400,000 of its ordinary shares on 20 June 2007 at prices between £30.90 and £31.54 per share. The purchased shares will all be held as treasury shares.

In addition, the Company announces that it has cancelled 50 treasury shares with effect from 20 June 2006. This cancellation will facilitate the forthcoming share consolidation due to take place upon approval of the demerger of Mondi from the Anglo American group.

Anglo American plc currently holds 69,994,480 ordinary shares in treasury, and has 1,471,663,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
20 June 2007

K:\Min\Compsec\LSE\New 3bln buyback from 1.5.07\UK only 21.06.07.doc

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR INTERESTS

The Company announces that, on 19 June 2007, Mr B R Beamish exercised Executive Share Options, originally granted in 2003, over ordinary shares of US$0.50 in the capital of the Company, as follows:

Number of shares acquired	Acquisition Price
12,500	£9.28

The 12,500 shares acquired as a result of these transactions were sold on 19 June 2007 at £31.00 per share.

Andy Hodges
Deputy Company Secretary
20 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 600,000 of its ordinary shares on 19 June 2007 at prices between £30.65 and £31.64 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 69,594,530 ordinary shares in treasury, and has 1,472,063,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
20 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 570,645 of its ordinary shares on 18 June 2007 at prices between £31.21 and £31.75 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 68,994,530 ordinary shares in treasury, and has 1,472,663,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
19 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 329,355 of its ordinary shares on 15 June 2007 at prices between £30.60 and £31.40 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 68,423,885 ordinary shares in treasury, and has 1,473,233,865 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
18 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 650,000 of its ordinary shares on 14 June 2007 at prices between £30.15 and £30.735 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 68,094,530 ordinary shares in treasury, and has 1,473,563,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 June 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$3 billion announced in the annual results press release of 21 February 2007 commenced on 1 May 2007. The Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 17 April 2007, Anglo American plc purchased 400,000 of its ordinary shares on 13 June 2007 at prices between £29.24 and £30.43 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 67,444,530 ordinary shares in treasury, and has 1,474,213,220 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,069,719 ordinary shares, representing 5.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
14 June 2007

END